Higherme

MY STORY


ICE CREAM

I'm Rob, and I used to own 7 ice cream stores.

It amazed me how ***haphazard and antiquated the*** hiring processes were in the retail & hospitality industries.

Some stores got lots of resumes – but ***wasted tons of money and time*** on high turnover and bad employees.

Other stores ***struggled to get anyone to apply***, and were always hurting for candidates.

It all made me realize that ***there had to be a better way.***

Hourly workers are

1/2 OF THE ECONOMY


90%

own a smartphone


79 million
hourly workers in the US
60%
of the workforce



50% higher turnover than the general workforce.
Food & beverage turnover cost = $6,000/hire (Cornell Study)



42% of them make less than $15/hr



Fully-loaded economic cost of service-sector turnover is **$200 Billion+**
(50 million workers x 73% turnover x $6,000+ / hire = $219 Billion)

PROBLEM

FOR APPLICANTS



IT SUCKS!

Applying to 100+ jobs, filling out paper application forms, doing 45-minute applications, never hearing back

Resumes often hit a "black hole" and never get looked at again!



EMPLOYERS

RESUMES

Tell you nothing about whether a candidate will be a good fit!

SMALL OPERATORS

All hiring tasks are done manually, so lots of time gets wasted

HIGH TURNOVER

Constant problem, massive expense. Labor / headcount is the biggest line item in hospitality.

NO TRAINING OR DATA

Hiring is usually done at the store level, by a manager with no HR training – baking pizzas and interviewing candidates! Minimal or no data-driven decision making

LARGER OPERATORS

Piecing together 10+ different clunky not-mobile-friendly solutions for recruitment, screening, assessments, hiring, onboarding, paperwork, etc.

HIGHERME SOLVES THIS

HIRING SOFTWARE

- Candidate dashboard
- Predictive Analytics (Retention & Performance)
- Video cover letter
- Customizable assessments
- Branded careers page
- Text-to-apply & Interview scheduling modules
- Paperless onboarding
- Tax Credit Screening





SPECIALIZED CANDIDATE NETWORK

Talent Pool, a curated "AngelList Jobs for retail & hospitality" with industry-specific matching that lets employers reach out directly to candidates

REDUCED EMPLOYER COST

THE BEST APPLICANTS

INCREASED RETENTION

MRR HAS GROWN 3.5X IN 16 MONTHS



$140,000
$130,000
$120,000
$110,000
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
Dec-16
Feb-17
Apr-17
Jun-17
Aug-17
Oct-17
Dec-17
Feb-18
Apr-18
Monthly Recurring Revenue

GREAT PARTNERS

CANDIDATE FLOW HAS GROWN 8X IN THE LAST YEAR



Trailing 365-Day Candidate Volume
800000
700000
600000
500000
400000
300000
200000
100000
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18

Monetizing this candidate growth is a key focus for 2018

WHY NOW?

"Perfect storm" of labor market challenges and impacts:

- **INDUSTRY GROWTH:** Sales up 36.1% since 2010 and employment up 26.4%
- **LABOR CONSTRAINTS HIGH:** Increasing wages, low unemployment, decreasing immigration
- **JOB SEEKER INTEREST LOW:** Down from 75% of employer demand in 2013 to 50% in 2017
- **INCREASING TURNOVER:** up from 56% in 2010 to 73% in 2016 (compared to 5% increase economy-wide)
- **SHIFT TO DIGITAL:** online recruitment increasing by 6% annually through 2020 (higher in food/beverage)
- **SHIFT TO MOBILE:** 80% of people 16-34 used a mobile device for their job search in 2014

HIRING WORKFLOW – HIGHERME

Someone quits or is fired → Source candidates (inbound / outbound) → Review resumes, decide who to interview → Schedule interviews → Conduct interviews →

Screen candidates, decide who to hire → Extend invites, fill out paperwork → File paperwork → Train employee → Manage and communicate with employee

Now

Soon

Eventually

WORKFLOW INTEGRATION
= STICKY
= UNIQUE INSIGHTS

WE HAVE FIGURED OUT CUSTOMER ACQUISITION

Drip Email Campaigns	Outbound Cold Calling	Referral & Network Expansion	Trade Shows & Conferences	Paid Media & Advertising
Cost-effective, highly scalable	A focus for medium-larger prospective clients	Franchises = Powerful networks	Still a huge channel in this sector	Facebook, LinkedIn, Direct Mail
Proprietary sourcing of prospect emails	The source of many early large customers	Viral Growth: Firehouse Subs & Dunkin' Donuts	Industry is very relationship driven	Promising early results
Currently our #1 method for selling	Fits this industry – not everyone is tech-savvy	Not limited geographically	Great ROI from early initiatives	Our email lists = easy retargeting

LTV: $19,917 per customer

CAC: $3,154 per customer

LTV / CAC: 6.3 X

HOURLY RECRUITMENT: RECURRING SAAS REVENUE

Platform Access

$50-$200
/month
per location

Average Customer Size

$520
/month

TEAM



ROB HUNTER

CEO, Co Founder

Owned 7 Marble Slab ice cream stores.
Previously Data Scientist @ Mobee.
Babson MBA, Ivey HBA



JEF CHEDEVILLE

Head of Engineering, Co Founder

Previously Co-Founder @ Mobee,
acquired in 2017 by Wiser.
Epitech Software Engineering
(Valedictorian), UC Berkeley Masters



STEPH MORGAN

Chief Revenue Officer

VP of Sales & Co-Founder @
TalentEgg, Canada's top millennial
recruitment solution by market share.
Acquired in 2015.

Y Combinator

THE NEXT 18 MONTHS

- **PRODUCT DEVELOPMENT:** We'll continue to build our product team, particularly focusing on adding additional machine learning & artificial intelligence functionality
- **SALES TEAM EXPANSION:** We have a proprietary way of acquiring warm leads, and have enough coming in to continue to grow the sales team quickly and efficiently
- **TRADE SHOWS & MARKETING:** Doubling down on channels that have been initially successful – particularly trade shows – will be critical for our growth.
- **PARTNERSHIPS & ENTERPRISE:** Strategic alliances represent a huge opportunity in this industry. Greater enterprise sales focus will lead to more White Castle's.